SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C.  20549

                               FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                                                Commission File Number 1-4083

                         Disney Enterprises, Inc.
          (Exact name of registrant as specified in its charter)


500 South Buena Vista Street, Burbank, California  91521   (818) 560-1000

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                       Common Stock, par value $.025
           (Title of each class of securities covered by this Form)



(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)


Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) 	[  ]		Rule 12h-3(b)(1)(ii)	[  ]
Rule 12g-4(a)(1)(ii)	[  ]		Rule 12h-3(b)(2)(i) 	[  ]
Rule 12g-4(a)(2)(i)	 [  ]		Rule 12h-3(b)(2)(ii)	[  ]
Rule 12g-4(a)(2)(ii)	[  ]		Rule 15d-6         		[  ]
Rule 12h-3(b)(1)(i)	 [X]

Approximate number of holders of record as of the certification or
notice date:    One

Pursuant to the requirements of the Securities Exchange Act of 1934 Disney Enterprises, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


Date: February 12, 1996

By: /s/ David K. Thompson
Name:  David K. Thompson
Title: Senior Vice President -
       Assistant General Counsel